Savings and Thrift Plan for The Employees of
	  Branch Banking and Trust Company
	  Financial Statements as of December 31, 1995 and 1994
	  Together with Reports of Independent Public Accountants



		Report of Independent Public Accountants

To the Savings and Thrift Plan Committee of
Branch Banking and Trust Company:

We have audited the accompanying statement of net assets available for plan benefits, with fund information, of the Savings and Thrift Plan for The Employees of Branch Banking and Trust Company (the Plan) as of December 31, 1995, and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, information presented in the schedule of assets held for investment purposes does not disclose the historical cost for investments. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

As explained in the notes thereto, the Plan has not presented the schedule of reportable transactions (transactions in excess of 5% of the current value of plan assets at the beginning of the year) for the BB&T U.S. Treasury Money Market Fund, the BB&T Intermediate U.S. Government Bond Fund, the BB&T Growth and Income Stock Fund, the BB&T Balanced Fund, the BB&T Small Company Growth Fund and the BB&T five-year bank investment contracts. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

						ARTHUR ANDERSEN LLP

Charlotte, North Carolina,
	July 12, 1996

			  INDEPENDENT AUDITORS' REPORT

The Savings and Thrift Plan Committee
Branch Banking and Trust Company:

We have audited the accompanying statement of net assets available for plan benefits of the Savings and Thrift Plan for the Employees of Branch Banking and Trust Company (the "Plan") as of December 31, 1994, and the related statements of changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994, and changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

						    KPMG Peat Marwick LLP

May 2, 1995


                    			    Savings and Thrift Plan for The Employees of
                          				  Branch Banking and Trust Company
        	   Statement of Net Assets Available for Plan Benefits, With Fund Information
                                 					 December 31, 1995

                                                                                        Southern
                                                                											             National
                                           					Money         Fixed                    Corporation       Bank
                                          						Market        Income        Equity        Common      Investment     Balanced
                                          						 Fund          Fund          Fund       Stock Fund    Contracts        Fund
Assets:
  Investments at fair value-
    Common stock                                        $0            $0   $         0   $93,955,513    $        0      $      0
    Mutual funds                                         0     5,033,017    10,567,435             0             0       356,884
    Five year bank investment contracts                  0             0             0             0     4,559,575             0
    BB&T U.S. Treasury Money Market Fund        11,755,693             0             0             0             0             0
                                          						11,755,693     5,033,017    10,567,435    93,955,513     4,559,575       356,884
  Investments at cost - Participant loans                0             0             0             0             0             0
	Total investments                              11,755,693     5,033,017    10,567,435    93,955,513     4,559,575       356,884
  Cash                                                   0             0             0       614,883             0             0
  Accrued interest receivable                          290             0             0             0             0             0
	Total assets                                   11,755,983     5,033,017    10,567,435    94,570,396     4,559,575       356,884
Notes payable                                            0             0             0             0             0             0
Accrued expenses                                         0             0             0             0             0             0
	Total liabilities                                       0             0             0             0             0             0
Net assets available for plan benefits         $11,755,983    $5,033,017   $10,567,435   $94,570,396    $4,559,575      $356,884




						                                          Small
                                   					       Company                   Liabilities
                                          					Growth         Loan         to be          ESOP
                                         						 Fund          Fund       Allocated     Allocated    Unallocated      Total
Assets:
  Investments at fair value-
    Common stock                                  $      0   $         0      $      0    $6,459,923    $4,566,587  $104,982,023
    Mutual funds                                   780,087             0             0             0             0    16,737,423
    Five year bank investment contracts                  0             0             0             0             0     4,559,575
    BB&T U.S. Treasury Money Market Fund                 0             0             0             0             0    11,755,693
                                          						   780,087             0             0     6,459,923     4,566,587   138,034,714
  Investments at cost - Participant loans                0     2,674,538             0             0             0     2,674,538
	Total investments                                 780,087     2,674,538             0     6,459,923     4,566,587   140,709,252
  Cash                                                   0             0             0           327             0       615,210
  Accrued interest receivable                            0             0             0             0             0           290
	Total assets                                      780,087     2,674,538             0     6,460,250     4,566,587   141,324,752
Notes payable                                            0             0             0             0     2,011,234     2,011,234
Accrued expenses                                         0             0        41,008             0             0        41,008
	Total liabilities                                       0             0        41,008             0     2,011,234     2,052,242
Net assets available for plan benefits            $780,087    $2,674,538      ($41,008)   $6,460,250    $2,555,353  $139,272,510


The accompanying notes to financial statements are an integral part of this statement.



                    			  Savings and Thrift Plan for The Employees of
                          				Branch Banking and Trust Company
	      Statement of Net Assets Available for Plan Benefits, With Fund Information
                            				      December 31, 1994

										                                                                         BB&T
                                                                            						Financial
                                    					 Money         Fixed                    Corporation
                                    					 Market        Income        Equity        Common
                                    					  Fund          Fund          Fund       Stock Fund
Assets:
  Investments at fair value-
    Common stock                                 $0            $0            $0   $58,888,284
    Mutual funds                                  0     4,042,294     6,307,322             0
    Five year bank investment
      contracts                                   0             0             0             0
    BB&T U.S. Treasury Money
      Market Fund                        12,203,492        48,207       310,974       140,800
                                   					 12,203,492     4,090,501     6,618,296    59,029,084
  Investments at cost -
    Participant loans                     1,094,600       221,378       132,111     1,092,546
	Total investments                       13,298,092     4,311,879     6,750,407    60,121,630
  Cash on deposit at Branch
    Banking and Trust Company                     0             0             0             0
  Accrued interest receivable                42,176        22,174       169,722           195
  Due from (to) other funds                (283,454)       43,375        75,573       164,506
	Total assets                            13,056,814     4,377,428     6,995,702    60,286,331
Notes payable                                     0             0             0             0
Due to plan sponsor                           4,853         1,700         2,805        21,216
	Total liabilities                            4,853         1,700         2,805        21,216
Net assets available for plan
  benefits                              $13,051,961    $4,375,728    $6,992,897   $60,265,115




					                                         Bank
				                                       Investment              ESOP
                                 				       Contracts    Allocated    Unallocated      Total
Assets:
  Investments at fair value-
    Common stock                                 $0    $2,112,540    $4,791,672   $65,792,496
    Mutual funds                                  0             0             0    10,349,616
    Five year bank investment
      contracts                           3,813,747             0             0     3,813,747
    BB&T U.S. Treasury Money
      Market Fund                                 0             0             0    12,703,473
                                   					  3,813,747     2,112,540     4,791,672    92,659,332
  Investments at cost -
    Participant loans                       131,590             0             0     2,672,225
	Total investments                        3,945,337     2,112,540     4,791,672    95,331,557
  Cash on deposit at Branch
    Banking and Trust Company                     0         3,164            22         3,186
  Accrued interest receivable                18,571             0             0       252,838
  Due from (to) other funds                       0             0             0             0
	Total assets                             3,963,908     2,115,704     4,791,694    95,587,581
Notes payable                                     0             0     3,264,551     3,264,551
Due to plan sponsor                           1,507             0             0        32,081
	Total liabilities                            1,507             0     3,264,551     3,296,632
Net assets available for plan
  benefits                               $3,962,401    $2,115,704    $1,527,143   $92,290,949


The accompanying notes to financial statements are an integral part of this statement.



                         			    Savings and Thrift Plan for The Employees of
                                				  Branch Banking and Trust Company
           	Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information
                                			For the Year Ended December 31, 1995

											                                                                                Southern
                							 				                                                               National
                                           						  Money         Fixed                   Corporation      Bank
                                            					  Market       Income        Equity        Common     Investment     Balanced
                                           						   Fund         Fund          Fund       Stock Fund    Contracts       Fund
Additions to net assets attributed to:
  Investment income -
    Dividends                                              0            0        17,212     2,788,482            0              0
    Interest                                         615,702      307,504       101,398        23,096      279,718          4,664
    Net appreciation in value of
	investments                                               0      412,524     2,265,500    20,457,254            0         15,316
      Total investment income                        615,702      720,028     2,384,110    23,268,832      279,718         19,980
  Contributions-
    Employer                                        $379,716     $180,148      $424,578    $2,374,371      $94,486        $51,068
    Employees                                      1,292,118      457,495     1,039,720     4,564,046      170,478        105,785
    Merged entity                                  2,362,285      657,778     1,036,361     6,997,043            0              0
      Total contributions                          4,034,119    1,295,421     2,500,659    13,935,460      264,964        156,853
  Allocation of 79,180 shares of BB&T
    Financial Corp. common stock                           0            0                           0            0              0
       Total additions                             4,649,821    2,015,449     4,884,769    37,204,292      544,682        176,833
Deductions from net assets attributed to:
  Withdrawals                                     (3,416,449)    (532,039)     (809,929)   (3,629,481)    (814,131)       (10,621)
  Administrative expenses                             (2,160)        (747)       (1,220)      (51,229)      (2,726)           (44)
  Interest expense                                         0            0             0             0            0              0
  Other                                                    0            0             0             0       (9,052)             0
  Allocation of 79,180 shares of BB&T
    Financial Corp. common stock                           0            0             0             0            0              0
Loans to members - Interest income                         0            0             0             0            0              0
Principal repayments                                       0            0             0             0            0              0
Net transfers of assets among funds               (2,527,190)    (825,374)     (499,082)      781,699      878,401        190,716
Net assets available for plan benefits,
  beginning of year                               13,051,961    4,375,728     6,992,897    60,265,115    3,962,401              0
Net assets available for plan benefits,
  end of year                                    $11,755,983   $5,033,017   $10,567,435   $94,570,396   $4,559,575       $356,884



						                                              Small
                                             					 Company                  Liabilities
                                            						  Growth        Loan         to be          ESOP
                                            						   Fund         Fund       Allocated     Allocated    Unallocated      Total
Additions to net assets attributed to:
  Investment income -
    Dividends                                              0            0             0       325,642      164,450      3,295,786
    Interest                                               0            0             0             0            0      1,332,082
    Net appreciation in value of
	investments                                          79,134            0             0     1,661,220      488,470     25,379,418
      Total investment income                         79,134            0             0     1,986,862      652,920     30,007,286
  Contributions-
    Employer                                         $54,100   $        0    $        0   $         0 $  2,011,234  $   5,569,701
    Employees                                        116,563            0             0     1,853,829            0      9,600,034
    Merged entity                                          0            0             0             0            0     11,053,467
      Total contributions                            170,663            0             0     1,853,829    2,011,234     26,223,202
  Allocation of 79,180 shares of BB&T
    Financial Corp. common stock                           0            0             0     1,198,707            0      1,198,707
      'Total additions                               249,797            0             0     5,039,398    2,664,154     57,429,195
Deductions from net assets attributed to:
  Withdrawals                                        (12,964)           0             0      (705,550)    (149,701)   (10,080,865)
  Administrative expenses                                (43)           0       (41,008)       (4,112)     (12,975)      (116,264)
  Interest expense                                         0            0             0             0     (251,026)      (251,026)
  Other                                                    0            0             0             0            0         (9,052)
  Allocation of 79,180 shares of BB&T
    Financial Corp. common stock                           0            0             0             0   (1,198,707)    (1,198,707)
Loans to members - Interest income                         0      136,909             0             0            0        136,909
Principal repayments                                       0    1,071,371             0             0            0      1,071,371
Net transfers of assets among funds                  543,297    1,466,258             0        14,810      (23,535)             0
Net assets available for plan benefits,
  beginning of year                                        0            0             0     2,115,704    1,527,143     92,290,949
Net assets available for plan benefits,
  end of year                                       $780,087   $2,674,538      ($41,008)   $6,460,250   $2,555,353   $139,272,510


The accompanying notes to financial statements are an integral part of this statement.




                   			     Savings and Thrift Plan for The Employees of
                          				   Branch Banking and Trust Company
      Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information
                            		 For the Year Ended December 31, 1994

													                                                                                                       BB&T
													                                                                                                     Financial
								                                                                  Money         Fixed                    Corportation
								                                                                 Market        Income        Equity        Common
                                                            								      Fund          Fund          Fund       Stock Fund
Additions to net assets attributed to:
  Investment income (loss)-
    Dividends                                                      $          0     $       0    $        0   $ 2,155,623
    Interest                                                            430,923       676,112       805,959        89,062
    Net appreciation (depreciation) in value
      of investments                                                          0      (477,772)     (337,837)   (9,264,522)
   Other                                                                    100             0             0             0
	Total investment income (loss)                                         431,023       198,340       468,122    (7,019,837)
  Contributions-
    Employer                                                            379,987       225,733       371,640     2,065,026
    Employees                                                         1,681,883       476,806       750,939     4,498,725
    Merged entities                                                     149,300             0       191,779             0
 Total contributions                                                  2,211,170       702,539     1,314,358     6,563,751
  Allocation of 40,137 shares of BB&T
    Financial Corp. common stock                                              0             0             0             0
	Total additions                                                      2,642,193       900,879     1,782,480      (456,086)
Deductions from net assets attributed to:
  Withdrawals                                                          (502,933)     (200,180)     (333,828)   (1,242,255)
  Administrative expenses                                               (26,862)       (9,965)      (14,165)     (179,518)
  Interest expense                                                            0             0             0             0
  Allocation of 40,137 shares of BB&T
    Financial Corp. common stock                                              0             0             0             0
Net transfers of assets among funds                                  (1,669,459)     (630,238)      306,208     2,448,592
Net assets available for plan benefits, beginning of year            12,609,022     4,315,232     5,252,202    59,694,382
Net assets available for plan benefits, end of year                 $13,051,961    $4,375,728    $6,992,897   $60,265,115





								                                                              Bank
                                                         							   Investment              ESOP
                                                         								   Contracts     Allocated    Unallocated      Total
Additions to net assets attributed to:
  Investment income (loss)-
    Dividends                                                        $        0    $   87,543   $   191,667  $  2,434,833
    Interest                                                            241,934             0             0     2,243,990
    Net appreciation (depreciation) in value
      of investments                                                          0        28,107    (1,229,113)   (11,281,137)
    Other                                                                     0        14,688        13,305        28,093
	Total investment income (loss)                                         241,934       130,338    (1,024,141)   (6,574,221)
  Contributions-
    Employer                                                             97,069             0     1,463,500     4,602,955
    Employees                                                           599,603             0             0     8,007,956
    Merged entities                                                           0             0             0       341,079
	Total contributions                                                    696,672             0     1,463,500    12,951,990
  Allocation of 40,137 shares of BB&T
    Financial Corp. common stock                                              0       887,463             0       887,463
	Total additions                                                        938,606     1,017,801       439,359     7,265,232
Deductions from net assets attributed to:
  Withdrawals                                                          (123,636)     (269,599)     (143,533)   (2,815,964)
  Administrative expenses                                               (11,878)      (14,688)      (13,305)     (270,381)
  Interest expense                                                            0             0      (344,300)     (344,300)
  Allocation of 40,137 shares of BB&T
    Financial Corp. common stock                                              0             0      (887,463)     (887,463)
Net transfers of assets among funds                                    (449,609)       (5,494)            0             0
Net assets available for plan benefits, beginning of year             3,608,918     1,387,684     2,476,385    89,343,825
Net assets available for plan benefits, end of year                  $3,962,401    $2,115,704    $1,527,143   $92,290,949


The accompanying notes to financial statements are an integral part of this statement.



                       			      Savings and Thrift Plan for The Employees of
                               				   Branch Banking and Trust Company
            Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information
                                 				For the Year Ended December 31, 1993


														                                                                                                BB&T
													                                                                                                Financial
                                                        								     Money         Fixed                    Corporation
                                                        								     Market        Income        Equity        Common
                                                        								      Fund          Fund          Fund       Stock Fund
Additions to net assets attributed to:
  Investment income-
    Dividends                                                        $        0    $        0   $         0  $  1,654,300
    Interest                                                            347,146        12,132        55,021        68,843
    Net appreciation in value of investments                                  0       107,163       261,507     2,634,745
    Other                                                                     0             0             0             0
	Total investment income                                                347,146       119,295       316,528     4,357,888
  Contributions-
    Employer                                                            397,301       180,971       231,426     1,783,762
    Employees                                                         1,359,339       314,869       446,373     3,331,219
    Merged entities                                                   2,368,873             0             0             0
	Total contributions                                                  4,125,513       495,840       677,799     5,114,981
  Allocation of 31,873 shares of BB&T
    Financial Corp. common stock                                              0             0             0             0
	Total additions                                                      4,472,659       615,135       994,327     9,472,869
Deductions from net assets attributed to:
  Withdrawals                                                          (670,021)      (75,133)     (129,682)     (806,487)
  Administrative expenses                                               (39,142)      (11,694)      (13,291)     (147,528)
  Interest expense                                                            0             0             0             0
  Allocation of 31,873 shares of BB&T
    Financial Corp. common stock                                              0             0             0             0
Net transfers of assets among funds                                  (3,928,567)      328,963       622,472     3,132,499
Net assets available for plan benefits, beginning of year            12,774,093     3,457,961     3,778,376    48,043,029
Net assets available for plan benefits, end of year                 $12,609,022    $4,315,232    $5,252,202   $59,694,382




								                                                              Bank
                                                        								   Investment       ESOP
                                                         								   Contracts     Allocated    Unallocated      Total
Additions to net assets attributed to:
  Investment income-
    Dividends                                                        $        0    $   43,620   $   169,628  $  1,867,548
    Interest                                                            258,111             0             0       741,253
    Net appreciation in value of investments                                  0       422,104        29,416     3,454,935
    Other                                                                     0         4,431         7,784        12,215
	Total investment income                                                258,111       470,155       206,828     6,075,951
  Contributions-
    Employer                                                             96,090             0     1,141,228     3,830,778
    Employees                                                           177,128             0             0     5,628,928
    Merged entities                                                           0             0             0     2,368,873
	Total contributions                                                    273,218             0     1,141,228    11,828,579
  Allocation of 31,873 shares of BB&T
    Financial Corp. common stock                                              0       675,075             0       675,075
	Total additions                                                        531,329     1,145,230     1,348,056    18,579,605
Deductions from net assets attributed to:
  Withdrawals                                                           (46,481)     (124,205)     (184,572)   (2,036,581)
  Administrative expenses                                               (12,084)       (7,870)       (7,784)     (239,393)
  Interest expense                                                            0             0      (308,632)     (308,632)
  Allocation of 31,873 shares of BB&T
    Financial Corp. common stock                                              0             0      (675,075)     (675,075)
Net transfers of assets among funds                                    (155,367)            0             0             0
Net assets available for plan benefits, beginning of year             3,291,521       374,529     2,304,392    74,023,901
Net assets available for plan benefits, end of year                  $3,608,918    $1,387,684    $2,476,385   $89,343,825



The accompanying notes to financial statements are an integral part of this statement.


	             Savings and Thrift Plan for The Employees of
  		               Branch Banking and Trust Company
             		     Notes to Financial Statements
              	      December 31, 1995 and 1994

1.  Description of Plan:

The following description of the Savings and Thrift Plan for The Employees of Branch Banking and Trust Company (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan is sponsored by Branch Banking and Trust Company (BB&T-NC or the
Bank) and was established July 1, 1982, for the purpose of promoting the future economic welfare of the Bank's employees. The Plan offers seven investment options for employee contributions: the BB&T U.S. Treasury Money Market Fund, the BB&T Intermediate U.S. Government Bond Fund, the BB&T Growth and Income Stock Fund, the BB&T Balanced Fund, the BB&T Small Company Growth Fund, BB&T Five-Year Bank Investment Contracts (which invests in five-year guaranteed income contracts of the Bank) and the Southern National Corporation Common Stock Fund (formerly the BB&T Financial Corporation Common Stock Fund). Each participant may elect to direct employee and employer contributions to any combination of the funds. Effective during 1995, participants may change their investment elections daily.

The Plan covers all employees who meet the age and service requirements.
Under the terms of the Plan, employees are eligible to participate in the Plan at age 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions to the Plan are made monthly by employees in amounts equal to whole percentages, from 1% to 16%, of their monthly compensation. The Bank makes matching contributions of 100% of the first 2% and 50% of the next 4% of each participant's compensation contributed to the Plan. Participants are fully vested in their accounts at all times.
The Plan permits a participant to borrow up to 50% of their account balance, but not more than the lesser of one-half of the value of the account balance, not to exceed $50,000 or $50,000 minus the participant's highest outstanding loan amount of the prior 12 months. The minimum loan amount is $1,000. Only one loan can be made during the plan year and a participant may have only one loan outstanding at any time. The interest rate to be paid on the amounts borrowed is equal to the Bank's prime lending rate plus 1% at the time of the loan.

Under terms of the Plan, a participant is allowed to withdraw certain funds from his account twice a year. Upon retirement, a participant may elect to have distributions paid from this account in installments over a period not to exceed the longer of 15 years, the participant's life expectancy, or the life expectancy of the participant and beneficiary, a lump sum, or any combination of the two.

Employee Stock Ownership Plan

The Employee Stock Ownership Plan (ESOP) is sponsored by the Bank's parent, Southern National Corporation (the Corporation or SNC), previously BB&T Financial Corporation (BB&T). On February 28, 1995, SNC merged with BB&T. Each BB&T shareholder received 1.45 shares of SNC common stock for each share of BB&T common stock held.

ESOPs were established in 1991 as leveraged plans for the employees of the Gate City Federal Savings and Loan Association and the Albemarle Savings and Loan Association, both of which were acquired by BB&T during 1991. An ESOP was also established in 1992 as a leveraged plan for the employees of Peoples Federal Savings and Loan Association. During 1993, ESOPs were established as leveraged plans for the employees of Carolina Savings Bank, Edenton Savings and Loan Association, Mutual Savings Bank of Rockingham and Citizens of Mooresville, all of which were acquired by BB&T in 1993. The ESOP is a separate fund of the Plan and is only for the employees of these acquired institutions.

The ESOP initially purchased BB&T common shares using the proceeds of notes payable to BB&T (see Note 6). In connection with the merger, the notes became payable to SNC and the Plan received 1.45 shares of SNC common stock for each share of BB&T stock held on February 28, 1995. The stock is held in a trust established under the Plan and the notes are to be repaid over a period of five years by corporate contributions to the trust fund. As the ESOP makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code (IRC). Shares vest fully upon allocation.

The notes are collateralized by the unallocated shares of stock and are guaranteed by the Bank. SNC has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock (Allocated) and stock not yet allocated to employees (Unallocated).

2.  Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments in Securities

Investments in securities are stated at fair value. The fair value of marketable securities is based on published quotations obtained from national securities exchanges. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. Bank investment contracts are stated at contract value.

Securities transactions are recorded on the trade date. Dividend income is recorded on the exdividend date.

Investments in Participant Loans

Investments in participant loans are stated at cost. Adjustments necessary to reflect the fair value of the loans would not be material to the financial statements.

3.  Determination of Participants' Account Balances:

Participants' account balances are valued daily as follows:

    - Employee and matching employer contributions when contributed are added to the participants' accounts for each type of investment fund.

    -  Participants' accounts are reduced by amounts withdrawn.

    - Earnings from each investment fund are allocated within that fund as specified by the Plan. Dividends received on SNC common stock (previously BB&T common stock) are credited to participants' accounts based on the number of shares of stock held for each participant electing to invest in stock. Earnings from mutual funds are allocated based upon the ratio that each participant's adjusted account balance, as defined by the Plan, bears to the total of all participants' account balances.

4.  Investments:

The Plan's investments are administered by the Bank's Trust Division. The appreciation (depreciation) in value of the Plan's investments (including investments bought and sold as well as held during the year) is as follows:

              		      Net Appreciation (Depreciation)
                		   1995           1994            1993
Common stock    $ 22,606,944   $ (10,465,528)  $ 3,086,265
Mutual funds       2,772,474        (815,609)      368,670
		              $ 25,379,418   $ (11,281,137)  $ 3,454,935

At December 31, 1995 and 1994, the fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:

                                            						      1995            1994
Southern National Corporation common stock         $ 104,982,023   $ 65,792,496
BB&T U.S. Treasury Money Market Fund,
  5.2% and 4.91% at December 31, 1995
  and 1994, respectively                              11,755,983     12,703,473
Branch Banking & Trust Company Growth
  and Income Stock Fund                               10,567,435      6,307,322
Branch Banking & Trust Intermediate U.S.
  Government Fund                                      5,033,017            NA

Included above, at December 31, 1995 and 1994, respectively, are approximately 246,092 and 109,400 shares of the ESOP's Southern National Corporation common stock which were allocated to the participants' accounts with 173,965 and 248,140 shares being unallocated.

5.  Tax Status:

The Internal Revenue Service (IRS) issued its latest determination letter on January 6, 1987, which stated that the Plan and its underlying trust qualify, in form, under the applicable provisions of the IRC and therefore are exempt from federal income taxes. The Plan and its underlying trust have been restated to conform with current tax law changes. The restated plan instrument was submitted to the IRS for a letter of determination that the Plan continues to qualify as exempt from federal taxes. No updated determination letter has yet been received. In the opinion of the plan administrator, the Plan and its underlying trust are currently being operated in compliance with the applicable requirements of the IRC.

6.  Notes Payable:

The notes payable to SNC (originally payable to BB&T, see Note 1) consist of notes in the original amount of $6,018,871. Proceeds from the notes were used by the ESOP to originally purchase common stock of BB&T. As discussed in Note 1, in connection with the merger, the Plan received 1.45 shares of SNC common stock for each share of BB&T common stock held as of February 28, 1995.

The notes for the Gate City and Albemarle ESOPs bear interest at 9% and are payable annually. The principal balance is to be repaid in monthly installments with the final payment due in July 1996. The ESOP note for Peoples Federal bears interest at 9% and is payable annually. The principal balance is to be repaid in monthly installments with the final payment due in June 1997. The ESOP note for Carolina Savings Bank and Edenton Savings and Loan Association bears interest at 7% and is payable annually. The principal balance is to be repaid in monthly installments with the final payment due in May 1998. The ESOP note for Mutual Savings of Rockingham bears interest at 7% and is payable annually. The principal balance is to be repaid in monthly installments with the final payment due in October 1998. The ESOP note for Citizens of Mooresville bears interest at 7% and is payable annually. The principal balance is to be repaid in monthly installments with the final payment due in November 1998.

The debt is guaranteed by the Bank and secured by the unallocated shares of SNC common stock.

7.  Plan Termination:

Although it has not expressed an intent to do so, the Bank has the right to discontinue its contributions at any time or to terminate the Plan. In the event of plan termination, the assets would be distributed in accordance with the plan documents.

8.  Related-party Transactions:

During the years ended December 31, 1995, 1994 and 1993, the Plan purchased 677,392, 665,653 and 548,396 shares, respectively, of SNC (formerly BB&T) common stock at a cost of $16,072,633, $12,831,789 and $11,651,602, respectively. In addition, 321,169, 159,235 and 113,677 shares were distributed during 1995, 1994 and 1993, respectively, to employees who withdrew their vested interests. The Plan received cash dividends of $3,278,574, $2,434,833 and $1,867,548 on its investment in Southern National Corporation common stock during 1995, 1994 and 1993, respectively.

Included in plan assets are mutual funds sponsored by the Bank, guaranteed income contracts issued by the Bank and cash on deposit at the Bank.

The cost of administrative services rendered by the Bank's Trust Division for the years ended December 31, 1995, 1994 and 1993, was $116,264, $270,381 and
$239,393, respectively. During 1995, transaction processing responsibilities previously managed by the Bank's trust division were performed by a third-party service provider.

9.  Subsequent Event:

Effective January 1, 1996, Southern National's Employee Stock Ownership Plan was merged into the Plan to form the Southern National Corporation 401(k) Savings Plan. The new plan permits employees to contribute up to 16% of their compensation to the Plan. SNC matches up to 6% of the employee's compensation with a 100% matching contribution.

             	     Savings and Thrift Plan for The Employees of
		                       Branch Banking and Trust Company
           Item 27(a) - Schedule of Assets Held for Investment Purposes
			                              December 31 ,1995

  Par Value
  or Shares          Identity of Party and Description of Assets         Cost    Fair Value
                		*BB&T U.S. Treasury Money Market Fund 5.2% at
    11,755,693      December 31, 1995                                      **      $11,755,693
                		*Branch Banking and Trust Company Intermediate
       494,402      U.S. Government Bond Fund                              **        5,033,017
                		*Branch Banking and Trust Company Growth and
       770,221      Income Fund                                            **       10,567,435
                 	*Southern National Corporation Common Stock
     3,999,314      Fund                                                           104,982,023
                		*5 Year Bank Investment Contracts 5.30% to
     4,559,575      8.15% at December 31, 1995                             **        4,559,575
                		*Branch Banking and Trust Company Balanced
       	31,087      Fund                                                   **          356,884
		                *Branch Banking and Trust Company Small
       	50,458      Company Growth Fund                                    **          780,087
                 		Participant loans, varying maturities, rates
     2,674,538      ranging from 7.00% to 11.00%                           **        2,674,538

*       Denotes party-in-interest.
**      Note:  The above schedule could not be completed due to the trustee's
	       inability to provide cost information for these investments.

The accompanying notes to financial statements are an integral part of this statement.


                		  Savings and Thrift Plan for The Employees of
                		       Branch Banking and Trust Company
                Item 27(d) - Schedule of Reportable Transactions (1)
                       			      December 31 ,1995

                                                    						   Aggregate
                          							                             Selling
                                                   						    Price or     Aggregate
                              					           Aggregate       Maturity      Cost of
  Identity of Party and Description of        Purchase       Proceeds    Asset Sold     Net Realized
		  Assets                                  Price (2) (3)     (2) (3)     or Matured     Gain (Loss)
Southern National Corporation
  Common Stock-
    (43 purchases)                            $16,072,633           $0            $0               $0
    (69 sales)                                          0    7,743,451       *               *

 *Historical cost information is unavailable and is therefore not provided in this schedule.
(1) This schedule presents transactions in any security where the aggregate of transactions in that security exceeds 5% of plan assets at
	       January 1, 1995.
(2)     The value of securities at the time of purchase or sale is the market
	       value.
(3)     Brokerage commissions are included in purchase prices and deducted from
	       sales proceeds.
Note: The above schedule could not be completed for the BB&T U.S. Treasury Money Market Fund, the BB&T Intermediate U.S. Government Bond Fund, the BB&T Growth and Income Stock Fund, the BB&T Balanced Fund, the BB&T Small Company Growth Fund and the BB&T Five-Year Bank Investment Contracts due to the inability of the Trustee to provide this information.




The accompanying notes to financial statements are an integral part of this statement.